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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM F-X

                   APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
                                 AND UNDERTAKING

A.    Name of issuer or person filing ("Filer"):

                          NORTH AMERICAN PALLADIUM LTD.

B.    (1)   This is (check one):

            [X]   an original filing for the Filer.

            [ ]   an amended filing for the Filer.

      (2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9): [ ]

C.    Identify the filing in conjunction with which this Form is being filed:

      Name of registrant:        NORTH AMERICAN PALLADIUM LTD.

      Form type:                 REGISTRATION STATEMENT ON FORM F-10

      File Number (if known):    333-141902

      Filed by:                  NORTH AMERICAN PALLADIUM LTD.

      Date Filed:                APRIL 5, 2007
      (if filed concurrently,    (concurrent herewith)
      so indicate)

D.    The Filer is incorporated or organized under the laws of:

                                     CANADA

      and has its principal place of business at:

                      130 ADELAIDE STREET WEST, SUITE 2116
                            TORONTO, ONTARIO M5H 3P5
                                 (416) 360-7590


E. The Filer designates and appoints CT Corporation System ("Agent") located at:

                                111 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10011
                                 (212) 894-8940


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      as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

      (a) Any investigation or administrative proceeding conducted by the Commission; and

      (b) Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any State or of the United States, or of any of its Territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 on the date hereof or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form F-10. The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Toronto, Ontario, Canada, on April 4, 2007.



                                 By:  /s/ G. Fraser B. Sinclair
                                      -----------------------------------------
                                      Name:    G. Fraser B. Sinclair
                                      Title:   Vice President, Finance and
                                                Chief Financial Officer



This statement has been signed by the following person in the capacity indicated on April 4, 2007.



                                 CT CORPORATION SYSTEM
                                 (Agent for Service)


                                 By:  /s/ Arlene Bernal
                                      -----------------------------------------
                                      Name: Arlene Bernal
                                      Title: Vice President